Exhibit 10.12
EMPLOYMENT AGREEMENT
     This EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into on this 7th day of December, 2009, but effective as of the date set forth herein, by and between Waste Management, Inc. (the “Company”), and Puneet Bhasin (the “Executive”).
     1. Employment.
     The Company shall employ Executive, and Executive shall be employed by the Company upon the terms and subject to the conditions set forth in this Agreement.
     2. Term of Employment.
     The period of Executive’s employment under this Agreement shall commence on December 7, 2009 (“Employment Date”), and shall continue for a period of two (2) years, and shall automatically be renewed for successive one (1) year periods on each anniversary of the Employment Date thereafter, unless Executive’s employment is terminated in accordance with Section 5 below. The period during which Executive is employed hereunder shall be referred to as the “Employment Period.”
     3. Duties and Responsibilities.
     (a) Executive shall serve as the Senior Vice President and Chief Information Officer. In such capacity, Executive shall perform such duties and have the power, authority, and functions commensurate with such position in similarly-sized public companies, and have and possess such other authority and functions consistent with such position as may be assigned to Executive from time to time by the Chief Executive Officer or the Board of Directors (the “Board”) of the Company.
     (b) Executive shall devote substantially all of his working time, attention and energies to the business of the Company, and its affiliated entities. Executive may make and manage his personal investments (provided such investments in other activities do not violate, in any material respect, the provisions of Section 10 of this Agreement), be involved in charitable and professional activities, and, with the prior written consent of the Board, serve on boards of other for profit entities, provided such activities do not materially interfere with the performance of his duties hereunder (however, the Board does not typically allow officers to serve on more than one public company board at a time).
     4. Compensation and Benefits.
     (a) Base Salary. During the Employment Period, the Company shall pay Executive a base salary at the annual rate of Three Hundred Eighty Thousand Dollars ($380,000.00) per year, or such higher rate as may be determined from time to time by the Company (“Base Salary”). Such Base Salary shall be paid in accordance with the Company’s standard payroll practice for its executive officers. Once increased, Base Salary shall not be reduced.

     (b) Annual Bonus. Beginning on January 1, 2010 and continuing during the remaining Employment Period, Executive will be entitled to participate in an annual incentive compensation plan of the Company, as established by the Compensation Committee of the Board from time to time. The Executive’s target annual bonus will be seventy-five percent (75%) of his Base Salary in effect for such year (the “Target Bonus”), and his actual annual bonus may range from 0% to 150% of Base Salary (i.e., a maximum possible bonus of two times the Target Bonus), and will be determined based upon (i) the achievement of certain corporate performance goals, as may be established and approved from time to time by the Compensation Committee of the Board, and (ii) the achievement of personal performance goals as may be established by Executive’s immediate supervisor. The annual bonus will be paid at such time and in such manner as set forth in the annual incentive compensation plan document. Executive will not be eligible for a bonus for calendar year 2009.
     (c) Benefit Plans and Vacation. Subject to the terms of such plans, Executive shall be eligible to participate in or receive benefits under any pension plan, profit sharing plan, salary deferral plan, medical and dental benefits plan, life insurance plan, short-term and long-term disability plans, or any other health, welfare or fringe benefit plan, generally made available by the Company to similarly-situated executive employees. The Company shall not be obligated to institute, maintain, or refrain from changing, amending, or discontinuing any benefit plan, so long as such changes are similarly applicable to similarly-situated employees generally. The Company will also reimburse Executive for the actual cost of continued COBRA coverage, if applicable, until such time as he is eligible to participate in the Company’s medical and dental benefits plans.
     During the Employment Period, Executive shall be entitled to vacation each year in accordance with the Company’s policies in effect from time to time, but in no event less than four (4) weeks paid vacation per calendar year. Vacation not taken in the calendar year in which it is granted cannot be carried forward to any subsequent year.
     (d) Expense Reimbursement. The Company shall promptly reimburse Executive for the ordinary and necessary business expenses incurred by Executive in the performance of the duties hereunder in accordance with the Company’s customary practices applicable to executive officers. The reimbursement of expenses during a year will not affect the expenses eligible for reimbursement in any other year. In no event shall any expense be reimbursed after the last day of the year following the year in which the expense was incurred.
     (e) Other Perquisites. Executive shall be entitled to all perquisites provided to Senior Vice Presidents of the Company as approved by the Compensation Committee of the Board, and as they may exist from time to time.
     (f) Sign-on Bonus. The Company will pay Executive an initial sign-on bonus in the amount of Two Hundred Twenty-Five Thousand Dollars ($225,000.00) within thirty (30) days of the Employment Date. It is expressly agreed and understood that should Executive resign without “Good Reason” (as that term is defined in Section 5(d) below) prior to December 7, 2010, then Executive shall repay on demand by the Company the entire sign-on bonus, net withholding taxes. It is further agreed that any obligation of the Company to provide future payments to Executive beyond his employment with the Company shall be first credited and applied to the repayment of this sign-on bonus.
     (g) Employment Commencement Equity Based Incentive Award. Subject to approval by the Compensation Committee of the Board, effective on or about the Employment Date, Executive shall be granted a one-time, promotional award of Restricted Stock Units pursuant to the Waste Management, Inc. 2009 Stock Incentive Plan, valued at approximately Four Hundred Fifty-Five Thousand Dollars ($455,000.00). Such Restricted Stock Units will be subject to the restrictions imposed by, and governed by the provisions of, the Stock Incentive Plan and the award agreement issued to Executive in connection thereto; provided, however, that, unless earlier vested or forfeited pursuant to such award agreement, the restrictions on this promotional award will lapse on certain anniversary dates of the grant date of the promotional award in accordance with the following schedule: first anniversary of the grant date — 50%; second anniversary of the grant date — 100%.
     (h) Relocation to Houston. Prior to the first anniversary of the Employment Date, Executive will relocate his residence to the Houston, Texas area. Executive’s relocation of his residence to Houston will be eligible for coverage under the Company’s relocation policy. It is expressly agreed to and understood that should Executive resign without “Good Reason” (as that term is defined in Section 5(d) below) during the twelve-month period following such relocation, then Executive shall be required to reimburse the Company for the prorated portion of the relocation expense.
     5. Termination of Employment.
     Executive’s employment hereunder may be terminated during the Employment Period under the following circumstances:
     (a) Death. Executive’s employment hereunder shall terminate upon Executive’s death.
     (b) Total Disability. The Company may terminate Executive’s employment hereunder upon Executive’s becoming “Totally Disabled.” For purposes of this Agreement, Executive shall be considered “Totally Disabled” if Executive has been physically or mentally incapacitated so as to render Executive incapable of performing the essential functions of any substantial gainful activity that is expected to result in death or to last for a continuous period of at least 12 months. Executive’s receipt of disability benefits under the Company’s long-term disability plan or receipt of Social Security disability benefits shall be deemed conclusive evidence of Total Disability for purpose of this Agreement.
     (c) Termination by the Company for Cause. The Company may terminate Executive’s employment hereunder for “Cause” at any time after providing a Notice of Termination for Cause to Executive.
(i)	For purposes of this Agreement, the term “Cause” means any of the following: Executive’s (A) willful or deliberate and continual refusal to perform Executive’s employment duties reasonably requested by the Company after receipt of written notice to Executive of such failure to perform, specifying such failure (other than as a result of Executive’s sickness, illness or injury) and Executive’s failure to cure such nonperformance within ten (10) days of receipt of said written notice; (B) breach of any statutory or common law duty of loyalty to the Company; (C) conviction of, or plea of nolo contendre to, any felony; (D) willful or intentional cause of material injury to the Company, its property, or its assets; (E) disclosure to unauthorized person(s) of the Company’s proprietary or confidential information; (F) material violation or a repeated and willful violation of the Company’s policies or procedures, including but not limited to, the Company’s Code of Business Conduct and Ethics (or any successor policy) then in effect; or (G) breach of any of the covenants set forth in Section 10 hereof.

(ii)	For purposes of this Agreement, the phrase “Notice of Termination for Cause” shall mean a written notice that shall indicate the specific termination provision or provisions in Section 5(c)(i) relied upon, and shall set forth in reasonable detail the facts and circumstances which provide the basis for termination for Cause.
     (d) Voluntary Termination by Executive. Executive may terminate his employment hereunder with or without Good Reason at any time upon written notice to the Company.
(i)	A termination for “Good Reason” means a resignation of employment by Executive by written notice (“Notice of Termination for Good Reason”) given to the Company’s Chief Executive Officer within ninety (90) days after the occurrence of the Good Reason event, unless such circumstances are substantially corrected prior to the date of termination specified in the Notice of Termination for Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence or failure to cause the occurrence, as the case may be, without Executive’s express written consent, of any of the following circumstances: (A) the Company materially diminishes Executive’s core duties or responsibility for those core duties, so as to effectively cause Executive to no longer be performing the duties of his position (except in each case in connection with the termination of Executive’s employment for Death, Total Disability, or Cause, or temporarily as a result of Executive’s illness or other absence); (B) in the event of the Company becoming a fifty percent or more subsidiary of any other entity, the Company materially diminishes the duties, authority or responsibilities of the person to whom Executive is required to report; (C) removal or the non-reelection of the Executive from the officer position with the Company specified herein, or removal of the Executive from any of his then officer positions; (D) any material breach by the Company of any provision of this Agreement, including without limitation Section 10 hereof; or (E) failure of any successor to the Company (whether direct or indirect and whether by merger, acquisition, consolidation or otherwise) to assume in a writing delivered to Executive upon the assignee becoming such, the obligations of the Company hereunder, resulting in a material negative change in the employment relationship.

(ii)	A “Notice of Termination for Good Reason” shall mean a notice that shall indicate the specific termination provision or provisions relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for Termination for Good Reason. The Notice of Termination for Good Reason shall provide for a date of termination not less than thirty (30) nor more than sixty (60) days after the date such Notice of Termination for Good Reason is given, provided that in the case of the events set forth in Sections 5(d)(i)(A) or (B), the date may be twenty (20) days after the giving of such notice.
     (e) Termination by the Company without Cause. The Company may terminate Executive’s employment hereunder without Cause at any time upon written notice to Executive.
     (f) Effect of Termination. Upon any termination of employment for any reason, Executive shall immediately resign from all Board memberships and other positions with the Company or any of its subsidiaries held by him at such time.
     6. Compensation Following Termination of Employment.
     In the event that Executive’s employment hereunder is terminated in a manner as set forth in Section 5 above, Executive shall be entitled to the compensation and benefits provided under this Section 6, in each case subject to potential reduction as may be required by Section 22, as applicable to the form of termination:
     (a) Termination by Reason of Death. In the event that Executive’s employment is terminated by reason of Executive’s death, the Company shall pay the following amounts to Executive’s beneficiary or estate:
(i)	Any accrued but unpaid Base Salary for services rendered to the date of death, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, any earned but unpaid bonuses for any prior calendar year, and, to the extent not otherwise paid, a pro-rata bonus or incentive compensation payment for the current calendar year to the extent payments are awarded to senior executives of the Company and paid at the same time as senior executives are paid.

(ii)	Any benefits accrued through the date of termination to which Executive may be entitled pursuant to the plans, policies and arrangements (including those referred to in Section 4(c) hereof), as determined and paid in accordance with the terms of such plans, policies and arrangements.
     (b) Termination by Reason of Total Disability. In the event that Executive’s employment is terminated by the Company by reason of Executive’s Total Disability (as determined in accordance with Section 5(b)), the Company shall pay the following amounts to Executive:

(i)	Any accrued but unpaid Base Salary for services rendered to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, and any earned but unpaid bonuses for any prior calendar year. Executive shall also be eligible for a pro-rata bonus or incentive compensation payment for the current calendar year to the extent such awards are made to senior executives of the Company for the year in which Executive is terminated, and to the extent not otherwise paid to the Executive.

(ii)	Any benefits accrued through the date of termination to which Executive may be entitled pursuant to the plans, policies and arrangements (including those referred to in Section 4(c) hereof) shall be determined and paid in accordance with the terms of such plans, policies and arrangements.
     (c) Termination for Cause. In the event that Executive’s employment is terminated by the Company for Cause, the Company shall pay the following amounts to Executive:
(i)	Any accrued but unpaid Base Salary for services rendered to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, and any earned but unpaid bonuses for any prior calendar year.

(ii)	Any benefits accrued through the date of termination to which Executive may be entitled pursuant to the plans, policies and arrangements (including those referred to in Section 4(c) hereof up to the date of termination) shall be determined and paid in accordance with the terms of such plans, policies and arrangements.
     (d) Voluntary Termination by Executive. In the event that Executive voluntarily terminates employment other than for Good Reason, the Company shall pay the following amounts to Executive:
(i)	Any accrued but unpaid Base Salary for services rendered to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, and any earned but unpaid bonuses for any prior calendar year.

(ii)	Any benefits accrued through the date of termination to which Executive may be entitled pursuant to the plans, policies and arrangements (including those referred to in Section 4(c) hereof up to the date of termination) shall be determined and paid in accordance with the terms of such plans, policies and arrangements.
     (e) Termination by the Company Without Cause Outside a Change in Control Period; Termination by Executive for Good Reason Outside a Change in Control Period. In the event that Executive’s employment is terminated by the Company outside a Change in Control Period (as defined in Section 7 below) for reasons other than death, Total Disability or Cause, or Executive terminates his employment for Good Reason outside of a Change in Control Period, the Company shall pay the following amounts to Executive:

(i)	Any accrued but unpaid Base Salary for services rendered to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, and any earned but unpaid bonuses for any prior calendar year.

(ii)	Any benefits accrued through the date of termination to which Executive may be entitled pursuant to the plans, policies and arrangements referred to in Section 4(c) hereof shall be determined and paid in accordance with the terms of such plans, policies and arrangements.

(iii)	Subject to Executive’s execution of the Release (as defined in Section 7), Executive shall be eligible for a bonus or incentive compensation payment, at the same time, on the same basis, and to the same extent payments are made to senior executives of the Company, pro-rated for the fiscal year in which the Executive is terminated.

(iv)	Subject to Executive’s execution of the Release (as defined in Section 7), an amount equal to two (2) times the sum of Executive’s Base Salary plus his Target Annual Bonus (in each case, as then in effect), of which one-half shall be paid in a lump sum within the calendar quarter in which the 60th day falls after the employment termination date and one-half shall be paid during the two (2) year period beginning in the calendar quarter within which the 60th day following Executive’s employment termination date falls and continuing at the same time and in the same manner as Base Salary would have been paid if Executive had remained in active employment until the end of such period.

(v)	Subject to Executive’s execution of the Release (as defined in Section 7), the Company will continue for Executive and Executive’s spouse and eligible dependents coverage under the Company’s health benefit plan and disability benefit plans, in which Executive was a participant at any time during the twelve-month period prior to the date of termination, until the earliest to occur of (A) twenty-four (24) months after the date of termination; (B) Executive’s death (provided that benefits provided to Executive’s spouse and dependents shall not terminate until twenty-four (24) months after the employment termination date); or (C) with respect to any particular plan, the date Executive becomes eligible to participate in a comparable benefit provided by a subsequent employer. In the event that Executive’s continued participation in any such Company plan is prohibited, the Company will arrange to provide Executive with benefits substantially similar to those which Executive would have been entitled to receive under such plan, for such 24-month period on a basis which provides Executive with no additional after-tax cost.
     (f) Suspension and Refund of Termination Benefits for Subsequently Discovered Cause. Notwithstanding any provision of this Agreement to the contrary, if within one (1) year of Executive’s employment termination date for any reason other than for Cause, it is determined by Company that Executive could have been terminated for Cause then, to the extent permitted by law:
(i)	the Company may elect to cancel any and all payments of any benefits otherwise due Executive, but not yet paid, under this Agreement or otherwise; and

(ii)	Executive will refund to the Company any amounts, plus interest, previously paid by Company to Executive pursuant to Subsections 6(e)(iii), 6(e)(iv) or 6(e)(v).
     7. Resignation by Executive for Good Reason or Termination by Company Without Cause During a Change in Control Period.
     (a) Certain Terminations During a Change in Control Period. Subject to reduction required by Section 22, in the event a Change in Control occurs and (x) Executive terminates his employment for Good Reason during a Change in Control Period, or (y) the Company terminates Executive’s employment without Cause (and for reason other than Death of Total Disability) during a Change in Control Period, the Company shall, subject to Executive’s execution of the Release (as defined in this Section 7), pay the following amounts to Executive:
(i)	The payments and benefits provided for in Section 6(e)(i), (ii), (iv) and (v) in the same form as provided for therein.

(ii)	A one time payment of the sum of Executive’s Base Salary plus his Target Annual Bonus, and 12 times the applicable monthly COBRA premium for the Company’s medical benefit plans in which Executive participates (in each case, as then in effect), which shall be paid in a lump-sum on the 60th day after the later of the effective date of Executive’s termination or the Change in Control.

(iii)	Executive shall also receive a bonus or incentive compensation payment for the calendar year of the termination, payable at 100% of the maximum bonus available to Executive, pro-rated as of the effective date of the employment termination. Such bonus payment shall be payable within five (5) days after the later of the effective date of Executive’s termination or the Change in Control.
     (b) Certain Definitions.
(i)	For purposes of this Agreement, “Change in Control” means the first to occur on or after the date on which this Agreement is first signed, the occurrence of any of the following events:
(A)	any Person, or Persons acting as a group (within the meaning of Section 409A of the Code), directly or indirectly, including by purchases, mergers, consolidation or otherwise, acquires ownership of securities of the Company that, together with stock held by such Person or Persons, represents fifty percent (50%) or more of the total voting power or total fair market value of the Company’s then outstanding securities;

(B)	any Person, or Persons acting as a group (within the meaning of Section 409A of the Code), acquires, (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) directly or indirectly, including by purchases, merger, consolidation or otherwise, ownership of the securities of the Company that represent thirty percent (30%) or more of the total voting power of the Company’s then outstanding voting securities;

(C)	the following individuals cease for any reason to constitute a majority of the number of directors then serving during any 12-month period: individuals who, at the beginning of the 12-month period, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating or the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least a majority of the directors before the date of such appointment or election or whose appointment, election or nomination for election was previously so approved or recommended

(D)	a Person or Persons acting as a group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions, other than a sale or disposition by the Company of such assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by the Company or by the stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.
(ii)	For purposes of this Agreement, “Change in Control Period” means the period commencing on the date occurring six months immediately prior to the date on which a Change in Control occurs and ending on the second anniversary of the date on which a Change in Control occurs.

(iii)	For purposes of this Agreement, “Exchange Act” means the Securities and Exchange Act of 1934, as amended from time to time;

(iv)	For purposes of this Section 7, “Person” shall have the meaning set forth in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (1) the Company, (2) a trustee or other fiduciary holding securities under an employee benefit plan of the Company, (3) an employee benefit plan of the Company, (4) an underwriter temporarily holding securities pursuant to an offering of such securities or (5) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of shares of Common Stock of the Company.

(v)	For purposes of this Agreement, “Release” means that specific document which the Company shall present to Executive for consideration and execution after any termination of employment pursuant to Section 5(e) and Section 6(e), wherein if he agrees to such, he will irrevocably and unconditionally release and forever discharge the Company, it subsidiaries, affiliates and related parties from any and all causes of action which Executive at that time had or may have had against the Company (excluding any claim for indemnity under this Agreement, any claim under state workers’ compensation or unemployment laws, or any claim under COBRA).
     8. No Other Benefits or Compensation. Except as may be provided under this Agreement, or under the terms of any incentive compensation, employee benefit, or fringe benefit plan applicable to Executive at the time of Executive’s termination or resignation, Executive shall have no right to receive any other compensation, or to participate in any other plan, arrangement or benefit, with respect to future periods after such termination or resignation.
     9. No Mitigation. In the event of any termination of employment hereunder, Executive shall be under no obligation to seek other employment, and there shall be no offset against any amounts due Executive under this Agreement on account of any remuneration attributable to any subsequent employment that Executive may obtain.
10. Covenants
     (a) Company Property. All written materials, records, data, and other documents prepared or possessed by Executive during Executive’s employment with the Company are the Company’s property. All information, ideas, concepts, improvements, discoveries, and inventions that are conceived, made, developed, or acquired by Executive individually or in conjunction with others during Executive’s employment (whether during business hours and whether on the Company’s premises or otherwise) which relate to the Company’s business, products, or services are the Company’s sole and exclusive property. All memoranda, notes, records, files, correspondence, drawings, manuals, models, specifications, computer programs, maps, and all other documents, data, or materials of any type embodying such information, ideas, concepts, improvements, discoveries, and inventions are the Company’s property. At the termination of Executive’s employment with the Company for any reason, Executive shall return all of the Company’s documents, data, or other Company property to the Company.
     (b) Confidential Information; Non-Disclosure. Executive acknowledges that the business of the Company is highly competitive and that the Company and will provide Executive with access to “Confidential Information” relating to the business of the Company and its affiliates.
     For purposes of this Agreement, “Confidential Information” means and includes the Company’s confidential and/or proprietary information and/or trade secrets that have been developed or used and/or will be developed and that cannot be obtained readily by third parties from outside sources. Confidential Information includes, by way of example and without limitation, the following information regarding customers, employees, contractors, and the industry not generally known to the public; strategies, methods, books, records, and documents; technical information concerning products, equipment, services, and processes; procurement procedures and pricing techniques; the names of and other information concerning customers, investors, and business affiliates (such as contact name, service provided, pricing for that customer, type and amount of services used, credit and financial data, and/or other information relating to the Company’s relationship with that customer); pricing strategies and price curves; positions, plans, and strategies for expansion or acquisitions; budgets; customer lists; research; weather data; financial and sales data; trading methodologies and terms; evaluations, opinions, and interpretations of information and data; marketing and merchandising techniques; prospective customers’ names and marks; grids and maps; electronic databases; models; specifications; computer programs; internal business records; contracts benefiting or obligating the Company; bids or proposals submitted to any third party; technologies and methods; training methods and training processes; organizational structure; personnel information, including salaries of personnel; payment amounts or rates paid to consultants or other service providers; and other such confidential or proprietary information.
     Information need not qualify as a trade secret to be protected as Confidential Information under this Agreement, and the authorized and controlled disclosure of Confidential Information to authorized parties by Company in the pursuit of its business will not cause the information to lose its protected status under this Agreement. Executive acknowledges that this Confidential Information constitutes a valuable, special, and unique asset used by the Company or its affiliates in their businesses to obtain a competitive advantage over their competitors. Executive further acknowledges that protection of such Confidential Information against unauthorized disclosure and use is of critical importance to the Company and its affiliates in maintaining their competitive position.
     Executive will also have access to Confidential Information of third parties, such as actual and potential customers, suppliers, partners, joint venturers, investors, financing sources, and the like, of the Company and its affiliates.
     The Company also agrees to provide Executive with one or more of the following: access to Confidential Information; specialized training regarding the Company’s methodologies and business strategies, and/or support in the development of goodwill such as introductions, information and reimbursement of customer development expenses consistent with Company policy. The foregoing is not contingent on continued employment, but is contingent upon Executive’s use of the Confidential Information access, specialized training, and goodwill support provided by Company for the exclusive benefit of the Company and upon Executive’s full compliance with the restrictions on Executive’s conduct provided for in this Agreement.
     In addition to the requirements set forth in Section 5(c)(i), Executive agrees that Executive will not after Executive’s employment with the Company, make any unauthorized disclosure of any then Confidential Information or specialized training of the Company or its affiliates, or make any use thereof, except in the carrying out of his employment responsibilities hereunder. Executive also agrees to preserve and protect the confidentiality of third party Confidential Information to the same extent, and on the same basis, as the Company’s Confidential Information.
     (c) Unfair Competition Restrictions. The Company agrees to and shall provide Executive with immediate access to Confidential Information. Ancillary to the rights provided to Executive following employment termination, the Company’s provision of Confidential Information, specialized training, and/or goodwill support to Executive, and Executive’s agreements, regarding the use of same, and in order to protect the value of any restricted stock, training, goodwill support and/or the Confidential Information described above, the Company and Executive agree to the following provisions against unfair competition. Executive agrees that for a period of two (2) years following the termination of employment for any reason (“Restricted Term”), Executive will not, directly or indirectly, for Executive or for others, anywhere in the United States (including all parishes in Louisiana, and Puerto Rico) (the “Restricted Area”) do the following, unless expressly authorized to do so in writing by the Chief Executive Officer of the Company:
Engage in, or assist any person, entity, or business engaged in, the selling or providing of products or services that would displace the products or services that (i) the Company is currently in the business of providing and was in the business of providing, or was planning to be in the business of providing, at the time Executive was employed with the Company, and (ii) that Executive had involvement in or received Confidential Information about in the course of employment; the foregoing is expressly understood to include, without limitation, the business of the collection, transfer, recycling and resource recovery, or disposal of solid waste, hazardous or other waste, including the operation of waste-to-energy facilities.
     It is further agreed that during the Restricted Term, Executive cannot engage in any of the enumerated prohibited activities in the Restricted Area by means of telephone, telecommunications, satellite communications, correspondence, or other contact from outside the Restricted Area. Executive further understands that the foregoing restrictions may limit his ability to engage in certain businesses during the Restricted Term, but acknowledges that these restrictions are necessary to protect the Confidential Information the Company has provided to Executive.
     A failure to comply with the foregoing restrictions will create a presumption that Executive is engaging in unfair competition. Executive agrees that this Section defining unfair competition with the Company does not prevent Executive from using and offering the skills that Executive possessed prior to receiving access to Confidential Information, confidential training, and knowledge from the Company. This Agreement creates an advance approval process, and nothing herein is intended, or will be construed as, a general restriction against the pursuit of lawful employment in violation of any controlling state or federal laws. Executive shall be permitted to engage in activities that would otherwise be prohibited by this covenant if such activities are determined in the sole discretion of the Chief Executive Officer of the Company to be no material threat to the legitimate business interests of the Company.
     (d) Non-Solicitation of Customers. For the Restricted Term, Executive will not call on, service, or solicit competing business from customers of the Company or its affiliates whom Executive, within the previous twelve (12) months, (i) had or made contact with, or (ii) had access to information and files about, or induce or encourage any such customer or other source of ongoing business to stop doing business with Company.
     (e) Non-Solicitation of Employees. During Executive’s employment, and for the Restricted Term, Executive will not, either directly or indirectly, call on, solicit, encourage, or induce any other employee or officer of the Company or its affiliates whom Executive had contact with, knowledge of, or association within the course of employment with the Company to terminate his employment, and will not assist any other person or entity in such a solicitation.
     (f) Non-Disparagement. Executive covenants and agrees that Executive shall not engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumors, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or good will of the Company, its management, or of management of corporations affiliated with the Company.
     11. Enforcement of Covenants.
     (a) Termination of Employment and Forfeiture of Compensation. Executive agrees that any breach by Executive of any of the covenants set forth in Section 10 hereof (a) during Executive’s employment by the Company, shall be grounds for immediate dismissal of Executive for Cause pursuant to Section 5(c)(i), which shall be in addition to and not exclusive of any and all other rights and remedies the Company may have against Executive; or (b) after Executive’s employment terminated without Cause or for Good Reason and during the Restricted Term, shall result in the forfeiture of any remaining amounts under Section 6(e) or 7 of this Agreement.
     (b) Right to Injunction. Executive acknowledges that a breach of the covenants set forth in Section 10 hereof will cause irreparable damage to the Company with respect to which the Company’s remedy at law for damages will be inadequate. Therefore, in the event of breach or anticipatory breach of the covenants set forth in this section by Executive, Executive and the Company agree that the Company shall be entitled to seek the following particular forms of relief, in addition to remedies otherwise available to it at law or equity: (A) injunctions, both preliminary and permanent, enjoining or restraining such breach or anticipatory breach and Executive hereby consents to the issuance thereof forthwith and without bond by any court of competent jurisdiction; and (B) recovery of all reasonable sums as determined by a court of competent jurisdiction expended and costs, including reasonable attorney’s fees, incurred by the Company to enforce the covenants set forth in this section.

     (c) Separability of Covenants. The covenants contained in Section 10 hereof constitute a series of separate but ancillary covenants, one for each applicable State in the United States and the District of Columbia, and one for each applicable foreign country. If in any judicial proceeding, a court shall hold that any of the covenants set forth in Section 10 exceed the time, geographic, or occupational limitations permitted by applicable laws, Executive and the Company agree that such provisions shall and are hereby reformed to the maximum time, geographic, or occupational limitations permitted by such laws. Further, in the event a court shall hold unenforceable any of the separate covenants deemed included herein, then such unenforceable covenant or covenants shall be deemed eliminated from the provisions of this Agreement for the purpose of such proceeding to the extent necessary to permit the remaining separate covenants to be enforced in such proceeding. Executive and the Company further agree that the covenants in Section 10 shall each be construed as a separate agreement independent of any other provisions of this Agreement, and the existence of any claim or cause of action by Executive against the Company whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any of the covenants of Section 10.
     12. Indemnification.
     The Company shall indemnify and hold harmless Executive to the fullest extent permitted by Delaware law for any action or inaction of Executive while serving as an officer and director of the Company or, at the Company’s request, as an officer or director of any other entity or as a fiduciary of any benefit plan. This provision includes the obligation and undertaking of the Executive to reimburse the Company for any fees advanced by the Company on behalf of the Executive should it later be determined that Executive was not entitled to have such fees advanced by the Company under Delaware law. The Company shall cover the Executive under directors and officers liability insurance both during and, while potential liability exists, after the Employment Period in the same amount and to the same extent as the Company covers its other officers and directors.
     13. Arbitration.
     Except with respect to enforcement of the covenants contained in Section 10 herein, the parties agree that any dispute relating to this Agreement, or to the breach of this Agreement, arising between Executive and the Company shall be settled by arbitration in accordance with the Federal Arbitration Act and the commercial arbitration rules of the American Arbitration Association (“AAA”), or any other mutually agreed upon arbitration service. The arbitration proceeding, including the rendering of an award, shall take place in Houston, Texas, and shall be administered by the AAA (or any other mutually agreed upon arbitration service). The arbitrator shall be jointly selected by the Company and Executive within thirty (30) days of the notice of dispute, or if the parties cannot agree, in accordance with the commercial arbitration rules of the AAA (or any other mutually agreed upon arbitration service). All fees and expenses associated with the arbitration shall be borne equally by Executive and the Company during the arbitration, pending final decision by the arbitrator as to who should bear fees, unless otherwise ordered by the arbitrator. The arbitrator shall not be authorized to create a cause of action or remedy not recognized by applicable state or federal law. The award of the arbitrator shall be final and binding upon the parties without appeal or review, except as permitted by the arbitration laws of the State of Texas. The award shall be enforceable through a court of law upon motion of either party.
     14. Requirement of Timely Payments.
     If any amounts which are required, or determined to be paid or payable, or reimbursed or reimbursable, to Executive under this Agreement (or any other plan, agreement, policy or arrangement with the Company) are not so paid promptly at the times provided herein or therein, such amounts shall accrue interest, compounded daily, at an 8% annual percentage rate, from the date such amounts were required or determined to have been paid or payable, reimbursed or reimbursable to Executive, until such amounts and any interest accrued thereon are finally and fully paid, provided, however, that in no event shall the amount of interest contracted for, charged or received hereunder, exceed the maximum non-usurious amount of interest allowed by applicable law.
     15. Withholding of Taxes.
     The Company may withhold from any compensation and benefits payable under this Agreement all applicable federal, state, local, or other taxes.
     16. Source of Payments.
     All payments provided under this Agreement, other than payments made pursuant to a plan which provides otherwise, shall be paid from the general funds of the Company, and no special or separate fund shall be established, and no other segregation of assets made, to assure payment. Executive shall have no right, title or interest whatever in or to any investments which the Company may make to aid the Company in meeting its obligations hereunder. To the extent that any person acquires a right to receive payments from the Company hereunder, such right shall be no greater than the right of an unsecured creditor of the Company.
     17. Assignment.
     Except as otherwise provided in this Agreement, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, representatives, successors and assigns. This Agreement shall not be assignable by Executive (but any payments due hereunder which would be payable at a time after Executive’s death shall be paid to Executive’s designated beneficiary or, if none, his estate) and shall be assignable by the Company only to any financially solvent corporation or other entity resulting from the reorganization, merger or consolidation of the Company with any other corporation or entity or any corporation or entity to or with which the Company’s business or substantially all of its business or assets may be sold, exchanged or transferred, and it must be so assigned by the Company to, and accepted as binding upon it by, such other corporation or entity in connection with any such reorganization, merger, consolidation, sale, exchange or transfer in a writing delivered to Executive in a form reasonably acceptable to Executive (the provisions of this sentence also being applicable to any successive such transaction).

     18. Entire Agreement; Amendment.
     This Agreement shall supersede any and all existing oral or written agreements, representations, or warranties between Executive and the Company or any of its subsidiaries or affiliated entities relating to the terms of Executive’s employment by the Company. It may not be amended except by a written agreement signed by both parties.
     19. Governing Law.
     This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to agreements made and to be performed in that State, without regard to its conflict of laws provisions.
     20. Notices.
     Any notice, consent, request or other communication made or given in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by registered or certified mail, return receipt requested, or by facsimile or by hand delivery, to those listed below at their following respective addresses or at such other address as each may specify by notice to the others:

To the Company:	Waste Management, Inc.
1001 Fannin, Suite 4000
Houston, Texas 77002
Attention: Corporate Secretary

To Executive:	At the address for Executive set forth below.
     21. Miscellaneous.
     (a) Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.
     (b) Separability. Subject to Section 11 hereof, if any term or provision of this Agreement is declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, such term or provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect.
     (c) Headings. Section headings are used herein for convenience of reference only and shall not affect the meaning of any provision of this Agreement.
     (d) Rules of Construction. Whenever the context so requires, the use of the singular shall be deemed to include the plural and vice versa.

     (e) Counterparts. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, and such counterparts will together constitute but one Agreement.
     22. Potential Limitation on Severance Benefits.
     (a) Maximum Severance Amount. Notwithstanding any provision in this Agreement to the contrary, in the event of a qualifying termination (or resignation) under Section 6(e) or Section 7 of this Agreement it is determined by the Company that the Severance Benefits (as defined in Section 22(b) below) would exceed 2.99 times the sum of the Executive’s then current base salary and target bonus (the “Maximum Severance Amount”), then the aggregate present value of the Severance Benefits provided to the Executive shall be reduced by the Company to the Reduced Amount. The “Reduced Amount” shall be an amount, expressed in present value, that maximizes the aggregate present value of the Severance Benefits without exceeding the Maximum Severance Amount.
     (b) Severance Benefits. For purposes of determining Severance Benefits under Section 22(a) above, Severance Benefits means the present value of payments or distributions by the Company, its subsidiaries or affiliated entities to or for the benefit of the Executive (whether paid or provided pursuant to the terms of this Agreement or otherwise), and
(A) including: (i) cash amounts payable by the Company in the event of termination of Executive’s employment; and (ii) the present value of benefits or perquisites provided for periods after termination of employment (but excluding benefits or perquisites provided to employees generally); and
(B) excluding: (i) payments of salary, bonus or performance award amounts that had accrued at the time of termination; (ii) payments based on accrued qualified and non-qualified deferred compensation plans, including retirement and savings benefits; (iii) any benefits or perquisites provided under plans or programs applicable to employees generally; (iv) amounts paid as part of any agreement intended to “make-whole” any forfeiture of benefits from a prior employer; (v) amounts paid for services following termination of employment for a reasonable consulting agreement for a period not to exceed one year; (vi) amounts paid for post-termination covenants (such as a covenant not to compete); (vii) the value of accelerated vesting or payment of any outstanding equity-based award; and (viii) any payment that the Board or any committee thereof determines in good faith to be a reasonable settlement of any claim made against the Company.
     (c) Possible 280G Reduction. Following application of Section 22(a), in the event that the payment of the remaining Severance Benefits to Executive plus any other payments to Executive which would be subject to Code Section 280G (including any reduced Severance Benefits) (“280G Severance Benefits”) would be subject (in whole or part), to any excise tax imposed under Code Section 4999 (the “Excise Tax”), then the cash portion of the 280G Severance Benefits shall first be further reduced, and the non-cash 280G Severance Benefits shall thereafter be further reduced, to the extent necessary so that no portion of the 280G Severance Benefits is subject to the Excise Tax, but only if (i) the amount of the 280G Severance Benefits to be received by Executive, as so reduced by this Section 22(c) and after subtracting the amount of federal, state and local income taxes on such reduced 280G Severance Benefits (after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced 280G Severance Benefits) is greater than or equal to (ii) the amount of the 280G Severance Benefits to be received by Executive without such reduction by this Section 22(c) after subtracting the amount of federal, state and local income taxes on such 280G Severance Benefits and the amount of the Excise Tax to which Executive would be subject in respect of such unreduced 280G Severance Benefits (after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced 280G Severance Benefits ).
     (d) Calculation of 280G Severance Benefits. For purposes of determining the 280G Severance Benefits, (i) no portion of the 280G Severance Benefits, the receipt or enjoyment of which Executive shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Code Section 280G(b), shall be taken into account, (ii) no portion of the 280G Severance Benefits shall be taken into account which, in the opinion of tax counsel (“Tax Counsel”) who is reasonably acceptable to Executive and selected by the accounting firm (the “Auditor”) which was, immediately prior to the Change in Control, the Company’s independent auditor, does not constitute a “parachute payment” within the meaning of Code Section 280G(b)(2) (including by reason of Code Section 280G(b)(4)(A)); (iii) no portion of the 280G Severance Benefits shall be taken into account which, in the opinion of Tax Counsel, constitutes reasonable compensation for services actually rendered, within the meaning of Code Section 280G(b)(4)(B), in excess of the “base amount” (as defined in Code Section 280G(b)(3)) allocable to such reasonable compensation, and (iv) the value of any non-cash benefit or any deferred payment or benefit included in the 280G Severance Benefits shall be determined by the Auditor in accordance with the principles of Code Sections 280G(d)(3) and (4).
     (e) Determination of Present Value. For purposes of this Section 22, the present value of Severance Benefits and 280G Severance Benefits 280G shall be determined in accordance with Code Section 280G(d)(4).
     23. Compliance with Code Section 409A.
     (a) Compliance. It is the intention of the Company and Executive that this Employment Agreement not result in unfavorable tax consequences to Executive under Code Section 409A. This Section 23 does not create an obligation on the part of Company to modify the Employment Agreement in the future and does not guarantee that the amounts or benefits owed under the Employment Agreement will not be subject to interest and penalties under Code Section 409A.
     (b) Payment Timing. The payments of severance under Sections 6(e)(iii) and (iv) and Sections 7(a)(i), (ii) and (iii) above (“Separation Payments”) are designated as separate payments for purposes of the short-term deferral rules under Treasury Regulation Section 1.409A-1(b)(4)(i)(F), and, with respect to such Separation Payments, the exemption for involuntary terminations under separation pay plans under Treasury Regulation Section 1.409A-1(b)(9)(iii). As a result, (A) Separation Payments that are by their terms scheduled to be made on or before March 15th of the calendar year following the applicable year of termination

(excluding for this purpose any payments to be made under Section 7(a)(ii)), (B) any additional Separation Payments that are made on or before December 31st of the second calendar year following the year of Executive’s termination and do not exceed the lesser of two times Base Salary or two times the limit under Code Section 401(a)(17) then in effect, and (C) any Separation Payments under Section 7(a) made on account of a 409A Change in Control within the meaning of Code Section 409A are exempt from the requirements of Code Section 409A. If Executive is designated as a “specified employee” within the meaning of Code Section 409A, then to the extent the Disability Payments and Separation Payments to be made during the first six month period following Executive’s termination of employment exceed such exempt amounts, the payments shall be withheld and the amount of the payments withheld will be paid in a lump sum, with interest (at the Company’s then applicable overnight rate), on the date that is six (6) months and one (1) day after Executive’s termination. Continued medical benefits under Sections 6(e)(v) and 7(a)(i) above are intended to satisfy the exemption for medical expense reimbursements under Treasury Regulation Section 1.409A-1(b)(9)(v)(B).
          IN WITNESS WHEREOF, this Agreement is EXECUTED as of the date first set forth above and effective as set forth therein.

EXECUTIVE		WASTE MANAGEMENT, INC.

Signature:	/s/ Puneet Bhasin	By:	/s/ David P. Steiner

Printed Name:	Puneet Bhasin

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